June 27, 2011

Brion Thompson

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Vertical Capital Income Fund:  File Nos. 333-173872 and 811-22554

Dear Mr. Thompson:

On May 3, 2011, Vertical Capital Income Fund (the “Fund”) filed a registration statement on Form N-2 pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund invests primarily in interest income-producing debt securities secured by residential real estate.  On May 26, 2011, the staff of the Division of Investment Management asked the Fund to explain why it believes it is not excluded from the definition of an “investment company” under Section 3(c)(5)(C) of the 1940 Act and, thus, not required to register under Section 8 of the 1940 Act.  The Fund responded by letter dated June 10, 2011.  On June 16, 2011, you had a telephone conversation with the undersigned and Michael Wible of Thompson Hine to discuss the Fund’s response and to ask the Fund to supplement its June 10, 2011 response with a discussion of the applicability of the staff no-action letter issued to NAB Asset Corporation in 1991 (the “NAB Letter”).  We have reviewed the NAB Asset Corporation no-action letter and continue to believe that the exclusion in Section 3(c)(5)(C) is inapplicable to the Fund.

The NAB Letter established a three part test for determining whether at least 55% of a funds assets consist of mortgages and other liens on and interests in real estate ("qualifying interests").1  According to the NAB Letter, each real estate loan included in the 55% must meet the following criteria:

1.

the loan will be secured by a mortgage or deed of trust on one or more tracts or parcels of real estate;

2.

100% of the principal amount of the loan as indicated in the credit files of the originating back was secured by real estate at the time of origination; and

3.

100% of the fair market value of the loan will be secured by real estate at the time the company [fund] receives the loan.  The fair market value of the loans is based on the acquisition prices of the loans.

Notes purchased by the Fund meet the first two prongs of the test.  With respect to the third prong, the Fund acquires notes at significant discounts, which in many cases may be at prices below the value of the real estate securing the loan.  In those cases, the notes would be fully secured by real estate at the time they are acquired.

However, we believe the Fund’s transactions can be distinguished from those in the NAB Letter on several grounds.  First, the Fund will engage in no activities other than investing in notes secured by real estate.  In the NAB Letter, the company also managed and serviced loans and real estate on a fee basis for other parties and acquired real estate from the Resolution Trust Corporation and the Federal Deposit Insurance Corporation.  These activities are more akin to the activities contemplated by Section 3(c)(5)(C) than are the Fund’s activities.

Second, the primary business of the company in the NAB Letter was the management and liquidation of loans and real estate acquired from a failed bank.  In contrast, the primary business of the Fund is to invest in notes and manage those notes to ensure the continued payment of principal and interest.  The Fund’s adviser does not acquire notes with the intention of generating returns by foreclosing on and selling the collateral.  Rather, the Fund’s return will depend on the adviser’s skill in selecting appropriate notes and working with borrowers to ensure that they are able to stay current with principal and interest payments.

Third, we believe that in determining whether a note is fully secured, the value of the real estate securing the note should be reduced by the transactions costs that the Fund would reasonably expect to incur if it should foreclose on the property.  These transactions costs would, but not be limited to, include property taxes, maintenance expenses, legal fees and real estate broker commissions.  In addition, the property will likely sell at a price below market value due to the need to mitigate transaction costs and because the Fund is not in the business of owning real estate.  While it is difficult to quantify these costs due to local and national market differences, these transaction cost have the potential to significantly reduce the value of the collateral backing many of the loans.  Applying these facts to determine whether the notes are fully secured is consistent with the definition of “fully collateralized” in Rule 5b-3 under the 940 Act, which takes into account transaction cost.

Finally, the Fund’s decision to invest in a note is not based on the value of the collateral backing the note.  Rather, the adviser analyzes the creditworthiness of the borrower, just as an adviser would analyze the credit worthiness of an issuer of commercial paper or a counterparty to a repurchase agreement.  Other than the fact that the note is collateralized by real estate, the investment decision is no different than if the Fund were buying a corporate note.

________________________________________

If you have any questions or additional comments, please call the undersigned at 513-352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

Footnotes

1 The staff has issued numerous no action letters under Section 3(c)(5)(C) in which it has taken the position that an issuer may rely on the exclusion provided by Section 3(c)(5)(C) if at least 55% of its assets consist of mortgages and other liens on and interests in real estate ("qualifying interests") and the remaining 45% of its assets consist primarily of real estate-type interests.  The staff also has taken the position that a “qualifying interest” is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real estate.